UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [March] 2008

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (✓)            No             Form 40-F  (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (        )            No  (✓)

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

The registrant files with the Korea Securities Exchange the notice dated March 3, 2008. Attached is English language version of the notice.

The following table sets forth the summary of Decision on Calling Annual Shareholders’ Meeting

1. Date and Time	Date	March 28, 2008
	Time	08:00 a.m

2. Place		Conference Room of Headquarters, 9-2 Cha-am Dong, Cheonan-Si, Chung-nam, Republic of Korea

3. Agenda and Key issues

The agenda for the 17th Annual Shareholders’ Meeting.

A. Report

1) Report on business and Audit Results

B. Agenda

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2007

2) Partial amendment to articles of incorporation.

3) Election of directors

4) Appointment of New outside directors who become members of audit committee

5) Approval of the ceiling amount of the Remuneration for Directors

6) Grant of Stock Options

7) Delisting and Deregistration of American Depositary Receipts from Nasdaq and SEC

4. Resolution date of Board of directors		March 3, 2008
- Attendance of outside directors	Present (No)	3
	Absent (No)	-
- Attendance of auditors		Present

5. Others		- The above agenda No.6 Grant of Stock Options will be granted to our five employees with total 800,000 Common Shares and it shall be approved in the process of the 17th Annual Shareholders’ Meeting.
Date of relevant disclosure		-

MIRAE ANNOUNCES ITS INTENT TO VOLUNTARILY DELIST FROM NASDAQ,

DEREGISTER FROM U.S. SEC AND TERMINATE ITS ADR PROGRAM

SEOUL, SOUTH KOREA – March 7, 2008 – Mirae Corporation (NASDAQ: MRAE) (the “Company”) today announced its intention to voluntarily delist its American Depositary Shares (“ADSs”) from the Nasdaq Global Market and terminate its ADR program. In conjunction therewith, Mirae expects to request the U.S. Securities and Exchange Commission (“SEC”) to deregister its ADSs.

The Company will file the necessary forms with Nasdaq and the SEC after it receives shareholder approval from its shareholders at its shareholders’ meeting, which is expected on or about March 28, 2008, for the delisting from Nasdaq, deregistration and termination of its ADR program.

The Company’s common shares will continue to be listed on the Korea Exchange (“KRX”) Stock Market. After deregistration, the Company will continue to provide investors access to information filed with KRX Stock Market or other information required to be made public under Korean regulations on the Company’s website at http://www.mirae.co.kr in Korean or http://www.mirae.com in English.

About Mirae Corporation

Incorporated in the Republic of Korea in 1990, Mirae Corporation is a manufacturer of semiconductor-related equipment and telecommunication appliances and offers a broad range of products including handlers and SMD replacement systems for sale in Korea and overseas markets. For further information about Mirae Corporation, please visit its website at http://www.mirae.com.

Forward-Looking Statement:

Certain statements in this press release are “forward-looking statements” within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to plans to delist from Nasdaq, deregister from the SEC and terminate the ADR program; to continue to have our common shares trade on KRX Stock Market; to hold a shareholders’ meeting; and to provide continuous disclosure under Korean regulations among others. These forward-looking statements are based on our current assumptions, expectations and projections about future events and subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, our ability to implement and complete successfully our plans and strategies, changes in our liquidity needs, the actions of competitors and third parties, and other factors discussed in our public filings. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this press release. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect new, changing or unanticipated events or circumstances after the date of this press release, except as may be required by applicable securities law.

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Contact: Investor Relations Department at ir@mirae.com or +82-41-559-8713 or by fax at 82-41-559 -8719

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2008

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

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